
| OMB Number: | 3235-0123 |
|---|---|
| Expires: | September 30, 1998 |
| Estimated average burden | |
| hours per response............ 12.00 | |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 44487 |



## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
                                                    MM/DD/YY                                              MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Heartland Investor Services, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summer Street, Suite 1500
_____
                (No. and Street)

Boston                                        MA                                        02110
_____(City)_____                    _____(State)_____            _____(Zip Code)_____

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Bucher                                                      614-470-8661
_____
                                                                        (Area Code – Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
_____
(Name – *if individual, state last, first, middle name*)

| 100 East Broad Street | Columbus | OH | 43215 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 4 2005

THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*\*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)                    Potential persons who are to respond to the collection of information
                                                contained in this form are not required to respond unless the form displays
                                                a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Robert Bucher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heartland Investor Services, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

_____
Signature

Financial and Operations Principal
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# Heartland Investor Services, L.L.C.

(A wholly owned subsidiary of The BISYS Group, Inc.)
Financial Statements and
Supplementary Information
December 31, 2004



**PricewaterhouseCoopers LLP**
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

**Report of Independent Auditors**

To the Board of Directors and Member of
Heartland Investor Services, L.L.C.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in member's equity and of cash flows, present fairly, in all material respects, the financial position of Heartland Investor Services, L.L.C. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at December 31, 2004, and the results of its operations, changes in its members' equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*PricewaterhouseCoopers LLP*

February 25, 2005

# Heartland Investor Services, L.L.C.
**(A wholly owned subsidiary of The BISYS Group, Inc.)**
**Statement of Financial Condition**
**December 31, 2004**

| | |
|---|---:|
| **Assets** | |
| Cash and cash equivalents | $ 1,319,833 |
| Investments | 3,060 |
| Receivable from affiliate | 271,940 |
| Distribution fees receivable | 108,000 |
| Prepaid expenses | 77,475 |
| Total assets | $ 1,780,308 |
| | |
| **Liabilities and Member's Equity** | |
| Liabilities | |
| Accrued expenses, primarily distribution fees | $ 952,388 |
| Total liabilities | 952,388 |
| | |
| Member's equity | |
| Contributed interest | 330,000 |
| Retained earnings | 497,919 |
| Total member's equity | 827,919 |
| Total liabilities and member's equity | $ 1,780,308 |

The accompanying notes are an integral part of these financial statements.

# Heartland Investor Services, L.L.C.
**(A wholly owned subsidiary of The BISYS Group, Inc.)**
**Statement of Operations**
**Year Ended December 31, 2004**

| | |
|---|---:|
| **Revenue** | |
| Distribution fees | $ 7,149,884 |
| Interest income | 730 |
| Other income | 70,256 |
| Total revenue | 7,220,870 |
| **Expenses** | |
| Distribution expense | 6,650,331 |
| Administrative service fee to affiliate | 3,200 |
| Intangibles tax | 5,763 |
| Other | 90,668 |
| Total expenses | 6,749,962 |
| Income before taxes | 470,908 |
| Income taxes | 164,818 |
| Net income | $ 306,090 |

The accompanying notes are an integral part of these financial statements.

# Heartland Investor Services, L.L.C.
(A wholly owned subsidiary of The BISYS Group, Inc.)
## Statement of Changes in Member's Equity
## Year Ended December 31, 2004

| | Contributed Interest | Retained Earnings | Total Member's Equity |
|---|---|---|---|
| Balances at December 31, 2003 | $ 330,000 | $ 191,829 | $ 521,829 |
| Net income | - | 306,090 | 306,090 |
| Balances at December 31, 2004 | $ 330,000 | $ 497,919 | $ 827,919 |

The accompanying notes are an integral part of these financial statements.

# Heartland Investor Services, L.L.C.
**(A wholly owned subsidiary of The BISYS Group, Inc.)**
**Statement of Cash Flows**
**Year Ended December 31, 2004**

| | |
|---|---:|
| **Cash flows from operating activities** | |
| Net income | $ 306,090 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Increase in receivable from affiliate | (129,070) |
| Decrease in distribution fees receivable | 17,000 |
| Increase in prepaid expenses | (25,109) |
| Increase in accrued expenses | 82,042 |
| Net cash provided by operating activities | 250,953 |
| **Cash flows from investing activities** | |
| Sale of investments | 1,003,150 |
| Net cash provided by investing activities | 1,003,150 |
| Net increase in cash and cash equivalents | 1,254,103 |
| Cash and cash equivalents at beginning of year | 65,730 |
| Cash and cash equivalents at end of year | $ 1,319,833 |
| **Supplemental disclosures of cash flow information** | |
| Cash paid during the year for income taxes | $ 102,683 |

The accompanying notes are an integral part of these financial statements.

# Heartland Investor Services, L.L.C.
(A wholly owned subsidiary of The BISYS Group, Inc.)
## Notes to Financial Statements
## December 31, 2004

1.  **Organization**

    Heartland Investor Services, L.L.C. (the "Company") is a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

    The Company serves as a distributor and principal underwriter to Heartland Mutual Funds (the "Funds") and, as a result, substantially all of the Company's revenues are earned from the Funds. The Company receives distribution fees from these Funds.

2.  **Significant Accounting Policies**

    **Cash and Cash Equivalents**
    The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash deposits in banks which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

    **Investments**
    Investments is composed of 300 shares of NASDAQ® stock.

    **Revenue Recognition**
    Distribution fees represent fees paid by the Funds pursuant to rule 12b-1 of the Investment Company Act of 1940 and the distribution agreement between the Funds and the Company. Fees earned by the Company are principally determined based on average daily net assets of the Funds and are accrued monthly. By contractual agreements, the Company retains a portion of these fees as compensation.

    **Distribution Expense**
    Distribution expense represents fees paid to other broker-dealers which originally sold the Funds and generated the distribution fee revenue. Distribution fees not paid to selling brokers are used to support other distribution related activities.

    **Income Taxes**
    BISYS and its affiliates file a consolidated federal income tax return that includes the Company. BISYS apportions income tax expense or benefit among all the affiliates based on their taxable income, using corporate statutory rates adjusted for the effect of temporary differences of the Company.

    **Use of Estimates**
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

3. **Net Capital Requirement**

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital under the Rule of $366,126, which was $302,634 in excess of its minimum required net capital of $63,492. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was 2.6 to 1.

4. **Regulatory Compliance**

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds. As such, the Company is not required to maintain funds in segregation.

5. **Related-Party Transactions**

During the year ended December 31, 2004, BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

# Heartland Investor Services, L.L.C.
**(A wholly owned subsidiary of The BISYS Group, Inc.)**
## Supplemental Schedule—Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
## December 31, 2004

| | | | |
|---|---:|---:|---:|
| Total member's equity from statement of financial condition | | $ | 827,919 |
| Deduct nonallowable assets | | | |
| Investments | $ 3,060 | | |
| Receivable from affiliates | 271,940 | | |
| Distribution fees receivable | 108,000 | | |
| Prepaid expenses | 77,475 | | 460,475 |
| Haircut on investments-commercial paper | | | 1,318 |
| Net capital | | | 366,126 |
| Net capital requirement (greater of 6 2/3 percent of aggregate indebtedness or $5,000) | | | 63,492 |
| Excess net capital | | $ | 302,634 |
| Total aggregate indebtedness | | $ | 952,388 |
| Percentage of aggregate indebtedness to net capital | | | 260% |

### Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unaudited Part II A FOCUS Report filing at December 31, 2004.

# Heartland Investor Services, L.L.C.
**(A wholly owned subsidiary of The BISYS Group, Inc.)**
**Supplemental Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3**
**December 31, 2004**

The Company claims exemption from the provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.



**PricewaterhouseCoopers LLP**
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

**Report of Independent Auditors on Internal Control Pursuant to
Securities and Exchange Commission Rule 17a-5**

To the Board of Directors and Member of
Heartland Investor Services, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of
Heartland Investor Services, L.L.C. (a wholly owned subsidiary of The BISYS Group, Inc.) (the
"Company") for the year ended December 31, 2004, we considered its internal control, including
control activities for safeguarding securities, in order to determine our auditing procedures for the
purpose of expressing our opinion on the financial statements and not to provide assurance on internal
control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we
have made a study of the practices and procedures followed by the Company, including tests of
compliance with such practices and procedures, that we considered relevant to the objectives stated in
Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-
   3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and procedures followed by the
Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the
   recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal
   Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin
   securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and
the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgments by management are required to assess the expected benefits and related costs
of control and of the practices and procedures referred to in the preceding paragraph, and to assess



whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*PricewaterhouseCoopers LLP*

February 25, 2005